SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Adagio Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00534A102
(CUSIP Number)

M28 Capital Management LP
700 Canal Street, 2nd Floor
Stamford, CT 06902

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00534A102	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON M28 Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,398,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,398,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 00534A102	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Marc Elia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ✓ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,398,250
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,398,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 00534A102	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, $0.0001 par value (the "Common Stock"), of Adagio Therapeutics, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1601 Trapelo Road, Suite 178, Waltham, Massachusetts 02451.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of:

(i) M28 Capital Management LP ("M28 Capital") with respect to the shares of Common Stock held by certain funds and accounts (the "M28 Funds and Accounts") to which it acts an investment manager; and

(ii) Marc Elia, the Chief Investment Officer of M28 Capital and Managing Member of M28 Capital Management GP LLC, the general partner of M28 Capital ("Mr. Elia", together with M28 Capital and M28 Capital Management GP, LLC, the "M28 Parties"), with respect to the shares of Common Stock held by the M28 Funds and Accounts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b)	The principal business address of each of the M28 Parties is 700 Canal Street, 2nd Floor, Stamford, CT 06902.

(c)	The principal business of the M28 Parties is investment management.

(d)-(e)	During the last five (5) years, none of the M28 Parties have: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	M28 Capital is a Delaware limited partnership. Mr. Elia is a United States citizen. M28 Capital Management GP, LLC is a Delaware limited liability company.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of Common Stock reported herein were derived from general working capital of the M28 Funds and Accounts. A total of $50,290,245, including brokerage commissions, was paid to acquire the Common Stock reported herein.

CUSIP No. 00534A102	SCHEDULE 13D	Page 5 of 9 Pages

The Reporting Persons have and may effect purchases of shares of Common Stock through margin accounts maintained with prime brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the outcome of any discussions and director nominations referenced in this Item 4, the price and availability of shares of Common Stock or other securities of the Issuer, actions taken by the Board, subsequent developments affecting the Issuer, the Issuer’s financial position, strategic direction, business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, increasing or decreasing the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons further expect to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer, including without limitation with respect to the matters set forth below.

On March 28, 2022, Mithril II LP submitted a notice to the Issuer of its intention to nominate Mr. Elia, Mr. Clive A. Meanwell M.B, Ch.B., M.D. ("Mr. Meanwell") and Ms. Tamsin Berry (collectively, the "Nominees"), to the board of directors of the Issuer at the 2022 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the "2022 Annual Meeting").

CUSIP No. 00534A102	SCHEDULE 13D	Page 6 of 9 Pages

In addition, on March 28, 2022, M28 Capital, Mithril II LP, Polaris Venture Partners V, L.P., Polaris Venture Partners Entrepreneurs' Fund V, L.P., Polaris Venture Partners Founders' Fund V, L.P., Polaris Venture Partners Special Founders' Fund V, L.P., Polaris Partners IX, L.P. and Polaris Healthcare Technology Opportunities Fund, L.P. Adimab, LLC and Population Health Equity Partners III, L.P., Population Health Equity Partners VII, L.P. and Mr. Meanwell (collectively, the "Shareholder Group") orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer, which agreement was subsequently memorialized, also on March 28, 2022, in an email circulated among representatives of such persons (the "Email Agreement"). Pursuant to the Email Agreement, each member of the Shareholder Group agreed to vote all of their respective shares of Common Stock in favor of the Nominees at the 2022 Annual Meeting. The foregoing summary of the Email Agreement is not complete and is qualified in its entirety by the full text of the Email Agreement, the form of which is included as Exhibit A hereto by reference to Exhibit 6 to the Schedule 13D/A filed by Mithril II LP with the SEC on March 30, 2022 and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 110,782,909 shares of Common Stock outstanding as of December 31, 2021, as reported on Exhibit 99.1 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "SEC") on March 30, 2022 (the "March 30 8-K").

By virtue of the Email Agreement, the Reporting Persons and the other members of the Shareholder Group holding shares of Common Stock may be deemed to be part of a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) comprised of the Reporting Persons and such other persons. Each of the Reporting Persons and such other members of the Shareholder Group are filing a separate Schedule 13D (or as applicable, a Schedule 13D amendment) under the Exchange Act containing its required information, including reporting the interests in Common Stock that such persons may be deemed to beneficially own. None of the Reporting Persons assumes any responsibility for the information contained in the Schedule 13Ds or Schedule 13D amendments filed by such other persons.

Based in part on information provided by or behalf of such other persons and in relevant filings, the "group" may be deemed to beneficially own in the aggregate 54,061,113 shares of Common Stock, representing approximately 48.8% of the outstanding shares of Common Stock (based on 110,782,909 shares of Common Stock outstanding, as reported in the March 30 8-K). The Reporting Persons expressly disclaim beneficial ownership over any Common Stock that are beneficially owned by any other member of the Shareholder Group. The Reporting Persons refer to the filings of such other members of the Shareholder Group for details on beneficial ownership of such individual members of the Shareholder Group.

CUSIP No. 00534A102	SCHEDULE 13D	Page 7 of 9 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons and the M28 Funds and Accounts are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the M28 Funds and Accounts.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is hereby incorporated into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Person and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Email Agreement (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by Mithril II LP with the SEC on March 30, 2022).
Exhibit B:	Joint Filing Agreement.

CUSIP No. 00534A102	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022

M28 Capital Management LP

By:	M28 Capital Management, GP LLC, its general partner

/s/ Marc Elia
Name: Marc Elia
Title: Managing Member

/s/ Marc Elia
MARC ELIA

CUSIP No. 00534A102	SCHEDULE 13D	Page 9 of 9 Pages

Annex A

Transactions in the Shares of Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the shares of Common Stock reported herein effected in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. These shares of Common Stock were purchased/sold in multiple transactions at prices indicated in the Price Per Share ($) column below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased/sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
02/09/2022	(200,000)	11.11
02/10/2022	(3,998,250)	9.00
02/23/2022	150,000	6.19
02/24/2022	1,000,000	6.10
02/25/2022	155,000	6.33
02/28/2022	1,600	6.50
03/01/2022	73,400	6.49
03/02/2022	620,000	6.17
03/03/2022	200,000	5.34
03/04/2022	1,942	5.00
03/07/2022	16,842	5.00
03/08/2022	91,724	4.96
03/14/2022	89,492	4.91

EXHIBIT B

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: April 1, 2022

M28 Capital Management LP

By:	M28 Capital Management, GP LLC, its general partner

/s/ Marc Elia
Name: Marc Elia
Title: Managing Member

/s/ Marc Elia
MARC ELIA